February 13, 2019

Vincent DiStefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. DiStefano:

On December 13, 2018, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, and Tactical Growth Allocation Fund (each a “Fund” and collectively, the “Funds”) filed post-effective amendment No. 6 to the Trust’s registration statement. The amendment was filed pursuant to rule 485(a)(2) under the Securities Act of 1933 to add three new series to the Trust. On January 31, 2019, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Tactical Conservative Allocation Fund Prospectus:

Principal Investment Risks

1.

Comment. Please confirm whether the Registrant believes cybersecurity is considered a principal risk to the Fund?

Response. The Registrant does not consider cybersecurity a principal risk.

2.

Comment. Pursuant to a directive from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

February 13, 2019

3.

Comment. Please disclose the risk that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings, and that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. The following disclosure has been added:

The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or receive significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.

4.

Comment. Please disclose the risk that the Fund's market price may deviate from the value of the its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of Fund shares bought or sold. For clarity, consider disclosing that this may be reflected as a spread between the “bid” and “ask” prices for the Fund quoted during the day, or a premium or discount in the closing price from the Fund's net asset value.

Response. The Fund is not an Exchange-Traded Fund.

5.

Comment.  Please disclose that market makers or authorized participants may reduce their role or step away in times of market stress, which could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in the Fund shares trading at a discount to the net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Response. The Fund is not an Exchange-Traded Fund.

6.

Comment. Please revise the Options Risk disclosure to include counterparty risk.

Response. The Registrant declines to amend the existing disclosure and notes that because the options to be used by the Fund are exchange-traded, the Registrant does not consider counterparty risk to be a principal risk.

7.

Comment. Please revise the Short Position Risk disclosure by removing the phrase that begins with “ may be more or …” and adding a disclosure that the potential loss on a “short” position is unlimited.

February 13, 2019

Response. The Registrant has revised the referenced disclosure as follows (added text is underlined and deleted text is struck):

The Fund may also take short positions, through derivatives, if the adviser believes the value of a currency is likely to depreciate in value.  A "short" position is, in effect, similar to a sale in which the Fund sells a currency it does not own but, has borrowed in anticipation that the market price of the currency will decline.  The Fund must replace a short currency position by purchasing it at the market price at the time of replacement. Therefore, the potential loss on a “short” position is unlimited. ~~may be more or less than the price at which the Fund took a short position in the currency.~~

Tactical Moderate Allocation Fund Prospectus:

8.

Comment. Please review all comments provided for the Tactical Conservative Allocation Fund, and note their applicability to the Tactical Moderate Allocation Fund. Please revise the Tactical Moderate Allocation Fund prospectus accordingly.

Response. Please see responses provided above. The Registrant will revise the Tactical Moderate Allocation Fund prospectus accordingly.

Tactical Growth Allocation Fund Prospectus:

9.

Comment. Please review all comments provided for the Tactical Conservative Allocation Fund, and note their applicability to the Tactical Growth Allocation Fund. Please revise the Tactical Growth Allocation Fund prospectus accordingly.

Response. Please see responses provided above. The Registrant will revise the Tactical Growth Allocation Fund prospectus accordingly.

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If you have any questions or additional comments, please call Brian Doyle-Wenger at (614) 469-3294 or the undersigned at (614) 469-3353.

Sincerely,

/s/ Andrew Davalla
Andrew Davalla